Exhibit 99.1

Cipher Pharmaceuticals Acquires Canadian Commercialization Rights to Vaniqa® and Actikerall®

MISSISSAUGA, ON, May 6, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced it has strengthened its Canadian dermatology portfolio by acquiring the Canadian rights to Vaniqa® and Actikerall® from Almirall S. A., a Spanish pharmaceutical company.  Both products have been approved by Health Canada.

VANIQA is a prescription cream clinically proven to reduce the growth of unwanted facial hair in women. VANIQA cream is an enzyme inhibitor and works by blocking an enzyme necessary for hair to grow. The product was approved by Health Canada in May, 2001. Actikerall is indicated for the topical treatment of slightly palpable and/or moderately thick hyperkeratotic actinic keratosis, a pre-cancerous patch of thick, scaly, or crusty skin. Actikerall has been shown to be superior to placebo and non inferior to diclofenac gel in the treatment of actinic keratosis. The product was approved by Health Canada on July 31, 2014 and will be launched by Cipher in the first half of 2015.

"Following the successful launch of Epuris®, these two approved products expand our Canadian dermatology portfolio and will fit seamlessly into our existing sales infrastructure," said Shawn O'Brien, President & Chief Executive Officer of Cipher. "This transaction supports our objective to develop a substantial dermatology franchise in Canada under Joan Chypyha's leadership. We believe these products have the potential to achieve combined sales of $2 million to $4 million annually."

Under the terms of the agreement, Almirall will receive an upfront payment of CDN$0.45 million and is eligible for certain milestones from product sales in Canada. Almirall will supply finished product to Cipher.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher has completed six transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the United States and Epuris® in Canada. Cipher is well capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931,thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502,mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 06-MAY-15